UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: July 6, 2023

Commission File Number: 001-41709

SEALSQ Corp

(Exact Name of Registrant as Specified in Charter)

Avenue Louis-Casaï 58 1216 Cointrin, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

Explanatory Note

This Form 6-K/A (the “Amendment”) is furnished to amend the Form 6-K previously furnished by SEALSQ Corp. (the “Company”) on July 6, 2023 (the “Initial Form 6-K”) as the press release furnished as Exhibit 1.1 to the Initial Form 6-K (the “Press Release”) inadvertently included a non-finalized draft of the Press Release. This Amendment amends the Initial Form 6-K to replace the entirety of the Press Release in the Initial Form 6-K with the press release now included in this Amendment as Exhibit 1.2.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2023	sealsq Corp

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer